UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11680

GULFTERRA ENERGY PARTNERS, L.P.
(Exact name of registrant as specified in its charter)

4 Greenway Plaza, Houston, Texas 77046, (832) 676-4853
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Series A Common Units
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one (1) holder of record.

        Pursuant to the requirements of the Securities Exchange Act of 1934, GulfTerra Energy Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 30, 2004	GulfTerra Energy Partners, L.P.

	By:	GulfTerra Energy Company, L.L.C., its general partner

	By:	/s/ Michael A. Creel
Michael A. Creel Executive Vice President and Chief Financial Officer